UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. )*

TITAN INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88830M102
(CUSIP Number)

Joel M. Rotroff
American Industrial Partners
450 Lexington Avenue, 40th Floor
New York, New York 10017
(212) 627-2360
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 88830M102	SCHEDULE 13D	Page 2 of 9 pages
1	NAMES OF REPORTING PERSONS
AIPCF V (Cayman), Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,921,766 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,921,766 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,921,766 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
Includes 11,921,766 shares of Common Stock (as defined herein) held directly by Carlstar Intermediate Holdings I LLC (“Intermediate”). Carlstar Holdings LLC is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of Carlstar Holdings LLC. AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Mr. Kim A. Marvin is one of three owners of AIPCF V (Cayman), Ltd. and serves as a member of the Board of Directors of the Issuer (the “Board”). Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the owners of AIPCF V (Cayman), Ltd. Accordingly, Mr. Marvin and the other owners of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaims beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons (as defined herein) disclaim status as a “group” within the meaning of Rule 13d-5 under the Act.

2.
This percentage is based on a total of 60,645,378 shares of Common Stock outstanding as of February 20, 2024, as reported in the Issuer’s annual report on Form 10-K filed on February 29, 2024, plus 11,921,766 shares of Common Stock issued to the Reporting Persons as the Stock Consideration (as defined herein).

CUSIP No: 88830M102	SCHEDULE 13D	Page 3 of 9 pages
1	NAMES OF REPORTING PERSONS
AIPCF V (Cayman), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,921,766 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,921,766 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,921,766 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.
Includes 11,921,766 shares of Common Stock held directly by Intermediate. Carlstar Holdings LLC is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of Carlstar Holdings LLC. AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Mr. Marvin is one of three owners of AIPCF V (Cayman), Ltd. and serves as a member of the Board. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the owners of AIPCF V (Cayman), Ltd. Accordingly, Mr. Marvin and the other owners of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaims beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a “group” within the meaning of Rule 13d-5 under the Act.

2.
This percentage is based on a total of 60,645,378 shares of Common Stock outstanding as of February 20, 2024, as reported in the Issuer’s annual report on Form 10-K filed on February 29, 2024, plus 11,921,766 shares of Common Stock issued to the Reporting Persons as the Stock Consideration.

CUSIP No: 88830M102	SCHEDULE 13D	Page 4 of 9 pages
1	NAMES OF REPORTING PERSONS
AIPCF V AIV C, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,921,766 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,921,766 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,921,766 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1.
Includes 11,921,766 shares of Common Stock held directly by Intermediate. Carlstar Holdings LLC is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of Carlstar Holdings LLC. AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Mr. Marvin is one of three owners of AIPCF V (Cayman), Ltd. and serves as a member of the Board. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the owners of AIPCF V (Cayman), Ltd. Accordingly, Mr. Marvin and the other owners of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaims beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a “group” within the meaning of Rule 13d-5 under the Act.

2.
This percentage is based on a total of 60,645,378 shares of Common Stock outstanding as of February 20, 2024, as reported in the Issuer’s annual report on Form 10-K filed on February 29, 2024, plus 11,921,766 shares of Common Stock issued to the Reporting Persons as the Stock Consideration.

CUSIP No: 88830M102	SCHEDULE 13D	Page 5 of 9 pages
1	NAMES OF REPORTING PERSONS
Carlstar Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,921,766 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,921,766 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,921,766 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
Includes 11,921,766 shares of Common Stock held directly by Intermediate. Carlstar Holdings LLC is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of Carlstar Holdings LLC. AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Mr. Marvin is one of three owners of AIPCF V (Cayman), Ltd. and serves as a member of the Board. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the owners of AIPCF V (Cayman), Ltd. Accordingly, Mr. Marvin and the other owners of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaims beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a “group” within the meaning of Rule 13d-5 under the Act.

2.
This percentage is based on a total of 60,645,378 shares of Common Stock outstanding as of February 20, 2024, as reported in the Issuer’s annual report on Form 10-K filed on February 29, 2024, plus 11,921,766 shares of Common Stock issued to the Reporting Persons as the Stock Consideration.

CUSIP No: 88830M102	SCHEDULE 13D	Page 6 of 9 pages
1	NAMES OF REPORTING PERSONS
Carlstar Intermediate Holdings I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,921,766 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,921,766 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,921,766 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
Includes 11,921,766 shares of Common Stock held directly by Intermediate. Carlstar Holdings LLC is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of Carlstar Holdings LLC. AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Mr. Marvin is one of three owners of AIPCF V (Cayman), Ltd. and serves as a member of the Board. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the owners of AIPCF V (Cayman), Ltd. Accordingly, Mr. Marvin and the other owners of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaims beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a “group” within the meaning of Rule 13d-5 under the Act.

2.
This percentage is based on a total of 60,645,378 shares of Common Stock outstanding as of February 20, 2024, as reported in the Issuer’s annual report on Form 10-K filed on February 29, 2024, plus 11,921,766 shares of Common Stock issued to the Reporting Persons as the Stock Consideration.

CUSIP No: 88830M102	SCHEDULE 13D	Page 7 of 9 pages
Item 1.	Security and Issuer

This statement on beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Titan International, Inc. (the “Issuer”), whose principal executive offices are located at 1525 Kautz Road, Suite 600, West Chicago, Illinois 60185.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):

(1) AIPCF V (Cayman), Ltd., a Cayman Islands exempted company;

(2) AIPCF V (Cayman), L.P., a Cayman Islands limited partnership;

(3) AIPCF V AIV C, LP, a Cayman Islands limited partnership;

(4) Carlstar Holdings LLC, a Delaware limited liability company; and

(5) Carlstar Intermediate Holdings I LLC, a Delaware limited liability company (“Intermediate”).

Carlstar Holdings LLC is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of Carlstar Holdings LLC. AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Mr. Kim A. Marvin is one of three owners of AIPCF V (Cayman), Ltd. and serves as a member of the Board. Any action by AIPCF V (Cayman), Ltd. with respect to the shares of Common Stock identified in Item 5 of this Schedule 13D, including voting and dispositive decisions, requires a unanimous vote of the owners of AIPCF V (Cayman), Ltd. Accordingly, each of Mr. Marvin and the other owners of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock identified in Item 5 of this Schedule 13D, but disclaims beneficial ownership of the shares of Common Stock identified in Item 5 of this Schedule 13D, except to the extent of any pecuniary interest therein.

Because of the relationships among the Reporting Persons, as described herein, the Reporting Persons may be deemed a “group” within the meaning of Rule 13d-5 under the Act. Accordingly, each Reporting Person reports as its aggregate beneficial ownership the aggregate amount of shares of Common Stock owned by all of the Reporting Persons.

The address of the principal office of each of the Reporting Persons and the business address of each of the general partners and individuals identified above is 450 Lexington Avenue, 40th Floor, New York, New York 10017.

AIPCF V AIV C, LP, AIPCF V (Cayman), L.P. and AIPCF V (Cayman), Ltd. are collectively private equity fund entities affiliated with the private equity firm AIP, LLC commonly known as American Industrial Partners (“AIP”). Intermediate and Carlstar Holdings LLC are holding entities primarily engaged in the business of investing in securities of the Issuer.

During the past five years, none of the Reporting Persons, nor any of the general partners or individuals identified above, have (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4 and 6 of this Schedule 13D are incorporated by reference in this Item 3.

On February 29, 2024, the Issuer entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, Titan Tire Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Holdings”), Intermediate, AIPCF V Feeder C (Cayman), LP (“AIPCF Cayman”), AIPCF V Feeder CTP Tire, LLC (together with Intermediate and AIPCF Cayman, the “Sellers”) and The Carlstar Group, LLC (“Carlstar”), pursuant to which Holdings acquired all of the equity interest of Carlstar (the “Transaction”) in exchange for a total purchase price of approximately $296.2 million, consisting of approximately $127.5 million of cash and $168.7 million of the shares of Common Stock (11,921,766 shares of Common Stock based on a volume-weighted average share price of $14.43 per share) (the “Stock Consideration”), subject to certain customary adjustments including a working capital adjustment based on an agreed working capital target.

The Purchase Agreement contains customary representations, warranties and post-closing covenants made by the Issuer, Holdings and the Sellers. The Issuer obtained a representation and warranty policy to cover losses in the event that the Sellers breach certain of the representations and warranties contained in the Purchase Agreement.

References to, and descriptions of, the Purchase Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Purchase Agreement filed as Exhibit 99.2 to this Schedule 13D.

Item 4.	Purpose of Transaction

The responses to Item 3 and Item 6 of this Schedule 13D are incorporated by reference in this Item 4.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (1) to acquire additional securities or financial instruments of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of or distribute to their investors, all or a portion of the securities of the Issuer owned by them, (3) engaging in hedging or similar transactions involving securities relating to the Issuer or the Common Stock and/or (3) to take any other available course of action or otherwise changing their intention with respect to any and all matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP No: 88830M102	SCHEDULE 13D	Page 8 of 9 pages
Mr. Marvin is a member of the Board and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as otherwise set forth in this Item 4 or as described in Item 6 with respect to the rights of the Sellers under the Stockholders Agreement or in Mr. Marvin’s current role as a member of the Board, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses to Items 2, 3 and 6 of this Schedule 13D are incorporated by reference in this Item 5.

(a) – Each of the Reporting Persons may be deemed to beneficially own an aggregate of 11,921,766 shares of Common Stock held directly by Intermediate. Such 11,921,766 shares of Common Stock represent approximately 16.4% of the shares of Common Stock outstanding, based on a total of 60,645,378 shares of Common Stock outstanding as of February 20, 2024, as reported in the Issuer’s annual report on Form 10-K filed on February 29, 2024, plus 11,921,766 shares of Common Stock issued to the Reporting Persons as the Stock Consideration.

(b) – Each of the Reporting Persons may be deemed to have:

•	sole voting power with respect to 0 shares of Common Stock;
•	shared voting power with respect to 11,921,766 shares of Common Stock held directly by Intermediate;
•	sole dispositive power with respect to 0 shares of Common Stock; and
•	shared dispositive power with respect to 11,921,766 shares of Common Stock held directly by Intermediate.

(c) – Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in shares of Common Stock in the 60 days preceding the date hereof.

(d) – Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) – Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 3 of this Schedule 13D is incorporated by reference in this Item 6.

The Reporting Persons named in Item 2 of this Schedule 13D are hereby jointly filing this Schedule 13D because, due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities identified in Item 5 of this Schedule 13D by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Act, the Reporting Persons named in Item 2 of this Schedule 13D have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 99.1.

Stockholders Agreement

On February 29, 2024, in connection with the closing of the Transaction and the issuance of the Stock Consideration under the Purchase Agreement, the Issuer and the Sellers entered into a Stockholders Agreement (the “Stockholders Agreement”). The Stockholders Agreement imposes an obligation on the Issuer to file a shelf registration statement covering the Stock Consideration no later than November 1, 2024 (the “Initial Registration Statement”) and imposes certain restrictions on the Sellers, including a standstill period through the first business day after the 2025 Annual Meeting of Stockholders, a lockup period through the earlier of December 31, 2024 and the date the U.S. Securities and Exchange Commission declares the Initial Registration Statement to be effective (or otherwise becomes automatically effective), and agreements related to the voting of the shares of Common Stock held by the Sellers. Under the Stockholders Agreement, the Issuer agreed to appoint Kim Marvin, a Senior Managing Member at AIP, LLC d/b/a AIP, to the Board.

References to, and descriptions of, the Stockholders Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Stockholders Agreement filed as Exhibit 99.3 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Act.
Exhibit 99.2
Membership Interest Purchase Agreement, dated February 29, 2024 by and among Titan International, Inc., Titan Tire Holdings, Inc., Carlstar Intermediate Holdings I LLC, The Carlstar Group, LLC, AIPCF V Feeder C (Cayman), LP and AIPCF V Feeder CTP Tire, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed on February 29, 2024).

Exhibit 99.3
Stockholders Agreement, dated February 29, 2024 by and among Titan International, Inc., Carlstar Intermediate Holdings I LLC, AIPCF V Feeder CTP Tire, LLC and AIPCF V Feeder C (Cayman), LP (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed on February 29, 2024).

CUSIP No: 88830M102	SCHEDULE 13D	Page 9 of 9 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIPCF V (Cayman), Ltd.

By: /s/ Stanley Edme
Name: Stanley Edme
Title: Vice President

AIPCF V (Cayman), L.P.
By: AIPCF V (Cayman), Ltd., its general partner

By: /s/ Stanley Edme
Name: Stanley Edme
Title: Vice President

AIPCF V AIV C, LP
By: AIPCF V (Cayman), L.P., its general partner
By: AIPCF V (Cayman), Ltd., its general partner

By: /s/ Stanley Edme
Name: Stanley Edme
Title: Vice President

Carlstar Holdings LLC

By: /s/ Joel Rotroff
Name: Joel Rotroff
Title: President

Carlstar Intermediate Holdings I LLC

By: /s/ Joel Rotroff
Name: Joel Rotroff
Title: President

March 7, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).